Mail Stop 0306

October 17 , 2006

Mr. Mark W. Lerner
Chief Financial Officer
Nephros, Inc.
3960 Broadway
New York, NY 10032

> RE: **Nephros, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed April 20, 2006**
> **File No. 1-32288**
> **Form 10-QSB filed 8/22/06**

Dear Mr. Lerner:

In connection with our financial statement only review of Nephros, Inc.'s 2005 Form 10-KSB and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-Q for the period ended June 30, 2006

Note 5. Convertible Notes due 2012

1.   Please refer to your response to prior comment 2. Please revise future filings to clarify why you determined that the prepayment option represented an embedded derivative that should be bifurcated from the host. Also, revise this note to disclose how your accounting for this transaction complied with generally accepted accounting principles. Please clarify how often you reassess the valuation of your derivative. That is, under paragraph 17 of SFAS 133, the amounts should be reflected at their fair value at each balance sheet date. If amounts are not material, revise future filings to clarify.

Mark W. Lerner
Nephros, Inc.
October 17, 2006
Page 2

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief